UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                        ANTEON INTERNATIONAL CORPORATION
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   03674E 10 8
                                   -----------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  2 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Azimuth Technologies, L.P.
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               1,653,769
Beneficially            (6)     Shared Voting Power               270,769
Owned by Each           (7)     Sole Dispositive Power          1,653,769
Reporting Person        (8)     Shared Dispositive Power          270,769

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,924,538
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      5.2%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  3 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Azimuth Tech. II LLC
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               417,054
Beneficially            (6)     Shared Voting Power             270,769
Owned by Each           (7)     Sole Dispositive Power          417,054
Reporting Person        (8)     Shared Dispositive Power        270,769

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  687,823
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      1.8%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  4 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons      Georgica (Azimuth Technologies), L.P.
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               2,070,823
Beneficially            (6)     Shared Voting Power               270,769
Owned by Each           (7)     Sole Dispositive Power          2,070,823
Reporting Person        (8)     Shared Dispositive Power          270,769

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,341,592
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      6.3%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  5 of 20


------------------------------------------------------------------------------
1. Name of Reporting Persons. Georgica (Azimuth Technologies), Inc. I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               2,071,272
Beneficially            (6)     Shared Voting Power               270,769
Owned by Each           (7)     Sole Dispositive Power          2,071,272
Reporting Person        (8)     Shared Dispositive Power          270,769

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,342,041
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      6.3%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  6 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Ferris Family 1987 Trust
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        California

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power             0
Beneficially            (6)     Shared Voting Power           199,330
Owned by Each           (7)     Sole Dispositive Power        0
Reporting Person        (8)     Shared Dispositive Power      199,330

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  199,330
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.5%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  7 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           SML Family Investors LLC
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power             0
Beneficially            (6)     Shared Voting Power           10,693
Owned by Each           (7)     Sole Dispositive Power        0
Reporting Person        (8)     Shared Dispositive Power      10,693

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  10,693
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.0%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  8 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Frederick J. Iseman
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               2,072,721
Beneficially            (6)     Shared Voting Power               270,769
Owned by Each           (7)     Sole Dispositive Power          2,072,721
Reporting Person        (8)     Shared Dispositive Power          270,769

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,343,490
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      6.3%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page  9 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Robert A. Ferris
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                 0
Beneficially            (6)     Shared Voting Power               200,330
Owned by Each           (7)     Sole Dispositive Power            0
Reporting Person        (8)     Shared Dispositive Power          200,330

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  200,330
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.5%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 10 of 20


------------------------------------------------------------------------------
1.       Name of Reporting Persons.           Steven M. Lefkowitz
         I.R.S. Identification
         Nos. of Above Persons.
------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

------------------------------------------------------------------------------
3.       S.E.C. Use Only

------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        United States

------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power                 0
Beneficially            (6)     Shared Voting Power               70,439
Owned by Each           (7)     Sole Dispositive Power            0
Reporting Person        (8)     Shared Dispositive Power          70,439

------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  70,439
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                         [_]

------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      0.2%

------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

------------------------------------------------------------------------------

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 11 of 20


Item 1.    (a)    NAME OF ISSUER

                  Anteon International Corporation (the "Company").

           (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  3211 Jermantown Road, Suite 700
                  Fairfax, Virginia 22030-2801

Item 2.    (a)    NAMES OF PERSONS FILING

               (i) Azimuth Technologies, L.P., a Delaware limited partnership ("Azimuth I");

               (ii) Azimuth Tech. II LLC, a Delaware limited liability company ("Azimuth II");

               (iii) Georgica (Azimuth Technologies), L.P., a Delaware limited partnership ("Georgica L.P.," the sole general partner of Azimuth I and the sole managing member of Azimuth II);

               (iv) Georgica (Azimuth Technologies), Inc., a Delaware corporation ("Georgica Inc." and the sole general partner of Georgica L.P.);

               (v)    Ferris Family 1987 Trust (the "Ferris Trust");

               (vi) SML Family Investors LLC, a Delaware limited liability company ("Lefkowitz LLC");

               (vii) Frederick J. Iseman ("Mr. Iseman" and the sole stockholder of Georgica Inc.);

               (viii) Robert A. Ferris ("Mr. Ferris" and a trustee of the
                      Ferris Trust); and

               (ix) Steven M. Lefkowitz ("Mr. Lefkowitz" and the sole managing member of Lefkowitz LLC) ((i) through (ix) collectively, the "Reporting Persons").

           (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of each of the Reporting Persons is c/o Caxton-Iseman Capital Inc., 500 Park Avenue, New York, New York 10022.

           (c)    CITIZENSHIP

                  The place of organization of each of the Reporting Persons (other than the Ferris Trust and Messrs. Iseman, Ferris and Lefkowitz) is Delaware. The Ferris Trust is organized under the laws of California. Each of Messrs. Iseman, Ferris and Lefkowitz is a citizen of the United States.

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 12 of 20

           (d)    TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock"

           (e)    CUSIP NUMBER

                  03674E 10 8

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.    OWNERSHIP.

           (a)   AMOUNT BENEFICIALLY OWNED:

                          Azimuth I may be deemed to beneficially own
                 1,924,538 shares of Common Stock as a result of (A) the 1,653,769 shares of Common Stock held by it and (B) its shared voting and dispositive power over: (i) 199,330 shares of Common Stock held by the Ferris Trust, (ii) 10,693 shares of Common Stock held by Lefkowitz LLC, (iii) 1,000 shares of Common Stock held by Mr. Ferris and (iv) 59,746 shares of Common Stock held by Mr. Lefkowitz.

                          Azimuth II may be deemed to beneficially own 687,823
                 shares of Common Stock as a result of (A) the 417,054 shares of Common Stock held by it and (B) its shared voting and dispositive power over: (i) 199,330 shares of Common Stock held by the Ferris Trust, (ii) 10,693 shares of Common Stock held by Lefkowitz LLC, (iii) 1,000 shares of Common Stock held by Mr. Ferris and (iv) 59,746 shares of Common Stock held by Mr. Lefkowitz.

                          Georgica L.P., in its capacity as sole general
                 partner and sole managing member, respectively, of Azimuth I and Azimuth II, may be deemed to beneficially own 2,341,592 shares of Common Stock as a result of (A) its voting and dispositive power over the 1,653,769 shares of Common Stock held by Azimuth I and the 417,054 shares of Common Stock held by Azimuth II and (B) its shared voting and dispositive power over: (i) 199,330 shares of Common Stock held by the Ferris Trust, (ii) 10,693 shares of Common Stock held by Lefkowitz LLC, (iii) 1,000 shares of Common Stock held by Mr. Ferris and (iv) 59,746 shares of Common Stock held by Mr. Lefkowitz.

                          Georgica Inc. may be deemed to beneficially own
                 2,342,041 shares of Common Stock as a result of (A) the 449 shares of Common Stock held by it, (B) as the sole general partner of Georgica L.P., its voting and dispositive power over the 1,653,769 shares of Common Stock held by Azimuth I and the 417,054 shares of Common Stock held by Azimuth II and
                 (C) its shared voting and dispositive power over: (i) 199,330 shares of Common Stock held by the Ferris Trust,

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 13 of 20


                 (ii) 10,693 shares of Common Stock held by Lefkowitz LLC,
                 (iii) 1,000 shares of Common Stock held by Mr. Ferris and
                 (iv) 59,746 shares of Common Stock held by Mr. Lefkowitz.

                          The Ferris Trust may be deemed to beneficially own
                 199,330 shares of Common Stock held by it.

                          Lefkowitz LLC may be deemed to beneficially own
                 10,693 shares of Common Stock held by it.

                          Mr. Iseman, in his own capacity and in his capacity
                 as the sole stockholder of Georgica Inc. (which is the sole general partner of Georgica L.P., which is the sole general partner and sole managing member, respectively, of Azimuth I and Azimuth II), may be deemed to beneficially own 2,343,490 shares of Common Stock as a result of his (A) voting and dispositive power over: (i) 1,653,769 shares of Common Stock held by Azimuth I; (ii) 417,054 shares of Common Stock held by Azimuth II; (iii) 449 shares of Common Stock held by Georgica Inc.; and (iv) 1,449 shares of Common Stock held by him and (B) his shared voting and dispositive power over: (i) 199,330 shares of Common Stock held by the Ferris Trust, (ii) 10,693 shares of Common Stock held by Lefkowitz LLC, (iii) 1,000 shares of Common Stock held by Mr. Ferris and (iv) 59,746 shares of Common Stock held by Mr. Lefkowitz.

                          Mr. Ferris may be deemed to beneficially own 200,330
                 shares of Common Stock as a result of his shared voting and dispositive power over the (i) 1,000 shares held by him and
                 (ii) 199,330 shares of Common Stock held by the Ferris Trust.

                          Mr. Lefkowitz may be deemed to beneficially own
                 70,439 shares of Common Stock as a result of his shared voting and dispositive power over (i) 59,746 shares held by him and (ii) 10,693 shares of Common Stock held by Lefkowitz LLC.

           (b)   PERCENTAGE OWNED:

                          Based on calculations made in accordance with Rule
                 13d-3, and there being approximately 37,241,574 shares of Common Stock outstanding (as reported by the Company to the Reporting Persons as of December 31, 2005), (i) Azimuth I may be deemed to beneficially own approximately 5.2% of the outstanding Common Stock, (ii) Azimuth II may be deemed to beneficially own approximately 1.8% of the outstanding Common Stock, (iii) Georgica L.P., in its capacity as sole general partner and sole managing member, respectively, of Azimuth I and Azimuth II, may be deemed to beneficially own approximately 6.3% of the outstanding Common Stock, (iv) Georgica Inc., in its capacity and in its capacity as sole general partner of Georgica, L.P., may be deemed to beneficially own approximately 6.3% of the outstanding Common Stock, (v) the Ferris Trust may be deemed to beneficially own approximately 0.5% of the

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 14 of 20


                 outstanding Common Stock, (vi) Lefkowitz LLC may be deemed to beneficially own approximately 0.0% of the outstanding Common Stock, (vii) Mr. Iseman may be deemed to beneficially own approximately 6.3% of the outstanding Common Stock, (viii) Mr. Ferris may be deemed to beneficially own approximately 0.5% of the outstanding Common Stock and (ix) Mr. Lefkowitz may be deemed to beneficially own approximately 0.2% of the outstanding Common Stock.

           (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE AND/OR DIRECT THE DISPOSITION:

                          (i) (A) Azimuth I may be deemed to have the sole
                 power to direct the voting and disposition of the 1,653,769 shares of Common Stock held by it and (B) as a result of that certain Stockholders Agreement, dated as of March 11, 2002, by and among Azimuth I, Azimuth II, Mr. Lefkowitz, Lefkowitz LLC, Mr. Ferris and the Ferris Trust (the "Stockholders Agreement"), Azimuth I may be deemed to share the power to direct the voting and disposition of (1) the 199,330 shares of Common Stock held by the Ferris Trust, (2) the 10,693 shares of Common Stock held by Lefkowitz LLC, (3) the 1,000 shares of Common Stock held by Mr. Ferris and (4) the 59,746 shares of Common Stock held by Mr. Lefkowitz, (ii) (A) Azimuth II may be deemed to have the sole power to direct the voting and disposition of the 417,054 shares of Common Stock held by it and (B) as a result of the Stockholders Agreement, Azimuth II may be deemed to share the power to direct the voting and disposition of (1) the 199,330 shares of Common Stock held by the Ferris Trust, (2) the 10,693 shares of Common Stock held by Lefkowitz LLC, (3) the 1,000 shares of Common Stock held by Mr. Ferris and (4) the 59,746 shares of Common Stock held by Mr. Lefkowitz, (iii) Georgica L.P. (in its capacity as sole general partner and sole managing member of Azimuth I and Azimuth II, respectively) may be deemed to
                 (A) have the sole power to direct the voting and disposition of (1) the 1,653,769 shares of Common Stock held by Azimuth I and (2) the 417,054 shares of Common Stock held by Azimuth II and (B) share the power to direct the voting and disposition of (1) the 199,330 shares of Common Stock held by the Ferris Trust, (2) the 10,693 shares of Common Stock held by Lefkowitz LLC, (3) the 1,000 shares of Common Stock held by Mr. Ferris and (4) the 59,746 shares of Common Stock held by Mr. Lefkowitz, (iv) Georgica Inc. (in its capacity as sole general partner of Georgica L.P.) may be deemed to (A) have the sole power to direct the voting and disposition of (1) the 449 shares of Common Stock held by it, (2) the 1,653,054 shares of Common Stock held by Azimuth I and (3) the 417,054 shares of Common Stock held by Azimuth II and (B) share the power to direct the voting and

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 15 of 20

                 disposition of (1) the 199,330 shares of Common Stock held by the Ferris Trust, (2) the 10,693 shares of Common Stock held by Lefkowitz LLC, (3) the 1,000 shares of Common Stock held by Mr. Ferris and (4) the 59,746 shares of Common Stock held by Mr. Lefkowitz, (v) the Ferris Trust may be deemed to share the power to direct the voting and disposition of the 199,330 shares of Common Stock held by it, (vi) Lefkowitz LLC may be deemed to share the power to direct the voting and disposition of the 10,693 shares of Common Stock held by it,
                 (vii) Mr. Iseman may be deemed to (A) have the sole power to direct the voting and disposition of (1) the 1,653,054 shares of Common Stock held by Azimuth I, (2) the 417,054 shares of Common Stock held by Azimuth II, (3) the 449 shares of Common Stock held by Georgica Inc. and (4) the 1,449 shares of Common Stock held by him and (B) share the power to direct the voting and disposition of (1) the 199,330 shares of Common Stock held by the Ferris Trust, (2) the 10,693 shares of Common Stock held by Lefkowitz LLC, (3) the 1,000 shares of Common Stock held by Mr. Ferris and (4) the 59,746 shares of Common Stock held by Mr. Lefkowitz, (viii) Mr. Ferris may be deemed to share the power to direct the voting and disposition of (1) the 1,000 shares of Common Stock held by him and (2) the 199,330 shares of Common Stock held by the Ferris Trust and (ix) Mr. Lefkowitz may be deemed to share the power to direct the voting and disposition of (1) the 59,746 shares of Common Stock held by him and (2) the 10,693 shares of Common Stock held by Lefkowitz LLC.

           Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13G as being beneficially own by such Reporting Person.

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           The stockholders, general partners and members, as applicable, of each of Azimuth I, Azimuth II, Georgica L.P. and Georgica Inc. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such Reporting Persons in accordance with their ownership interests in such entities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 16 of 20


Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           See Exhibit 1.

Item 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

Item 10.   CERTIFICATION

           Not applicable.


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 17 of 20


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2006


                                   AZIMUTH TECHNOLOGIES, L.P.

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        L.P., its general partner

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            ----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   AZIMUTH TECH. II LLC

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        L.P., its managing member

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            ----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   GEORGICA (AZIMUTH TECHNOLOGIES), L.P.

                                   By:  GEORGICA (AZIMUTH TECHNOLOGIES),
                                        INC., its general partner


                                        By: /s/ Frederick J. Iseman
                                            ----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President

CUSIP NO. 03674E 10 8               Schedule 13G                 Page 18 of 20


                                    GEORGICA (AZIMUTH TECHNOLOGIES), INC.


                                        By: /s/ Frederick J. Iseman
                                            ----------------------------------
                                            Name:    Frederick J. Iseman
                                            Title:   President


                                   THE FERRIS FAMILY 1987 TRUST


                                        By: /s/ Robert A. Ferris
                                            ----------------------------------
                                            Name:    Robert A. Ferris
                                            Title:   Trustee


                                   SML FAMILY INVESTORS LLC


                                        By: /s/ Steven M. Lefkowitz
                                            ----------------------------------
                                            Name:    Steven M. Lefkowitz
                                            Title:   Managing Member


                                        /s/ Frederick J. Iseman
                                        --------------------------------------
                                        Frederick J. Iseman


                                        /s/ Robert A. Ferris
                                        --------------------------------------
                                        Robert A. Ferris


                                        /s/ Steven M. Lefkowitz
                                        --------------------------------------
                                        Steven M. Lefkowitz

CUSIP NO. 03674E 10 8              Schedule 13G                  Page 19 of 20



                                  EXHIBIT INDEX
                                  -------------

Exhibit 1.        Identity of members of group filing this schedule.